UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 16)*

Rollins, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

775711 10 4

(CUSIP Number)

W. Keith Wilkes, Jr.

c/o RFA Management Company, LLC

1908 Cliff Valley Way N.E.

Atlanta, GA 30329

with a copy to:

Eric Orsic

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

6/5/2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775711 10 4	Page 1 of 21

1	Name of Reporting Person Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 224,748,671(1)
9	Sole Dispositive Power 0
10	Shared Dispositive Power 224,748,671 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,748,671(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 45.6 percent(1)
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 209,091,263 shares held by LOR, Inc., a Georgia corporation (the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 8,731,599 shares held by Rollins Holding Company, Inc., a Georgia corporation (the GWR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.); (c) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (d) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 2 of 21

1	Name of Reporting Person R. Randall Rollins Voting Trust U/A dated August 25, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 224,748,671(1)
9	Sole Dispositive Power 0
10	Shared Dispositive Power 224,748,671 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,748,671(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 45.6 percent(1)
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 209,091,263 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 8,731,599 shares held by Rollins Holding Company, Inc., a Georgia corporation (the RRR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.); (c) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (d) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 3 of 21

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 209,091,263
8	Shared Voting Power 6,925,809(1)
9	Sole Dispositive Power 209,091,263
10	Shared Dispositive Power 6,925,809(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 216,017,072(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 43.8 percent(1)
14	Type of Reporting Person CO

(1)	Includes the following shares of Common Stock: (a) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (c) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 4 of 21

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,408,585
8	Shared Voting Power 10,476,028 (1)
9	Sole Dispositive Power 5,408,585
10	Shared Dispositive Power 10,476,028 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,884,613 (1)*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.2 percent(1)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 8,629,469 shares held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 161,228 shares held by thirteen family trusts (the “1976 RRR Trusts”) which are trusts benefiting the grandchildren and more remote descendants of his deceased brother, R. Randall Rollins (Gary W. Rollins is a trustee of each such trust); (c) 959,538 shares held by seven trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his deceased brother, R. Randall Rollins; and (d) 701,034 shares held by the R. Randall Rollins 2012 Trust. (The trustee of each of the Rollins Family Trusts and the R. Randall Rollins 2012 Trust is a corporation over which Gary W. Rollins has the ability to assert control within sixty days.) Also includes 24,759 shares held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 5 of 21

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 8,731,599
8	Shared Voting Power 0
9	Sole Dispositive Power 8,731,599
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,731,599
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.8 percent
14	Type of Reporting Person CO

CUSIP No. 775711 10 4	Page 6 of 21

1	Name of Reporting Person Timothy C. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 391,384
8	Shared Voting Power 5,691,906 (1)
9	Sole Dispositive Power 391,384
10	Shared Dispositive Power 5,691,906 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,083,290 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent(1)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 5,413,068 shares of Common Stock held in a charitable trust of which he is a co-trustee, (b) 138,964 shares of Common Stock held by his spouse, (c) 94,053 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee, and (d) 45,821 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account..

CUSIP No. 775711 10 4	Page 7 of 21

1	Name of Reporting Person Amy R. Kreisler
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 392,695
8	Shared Voting Power 5,621,514 (1)
9	Sole Dispositive Power 392,695
10	Shared Dispositive Power 5,621,514 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,014,209 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent(1)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 5,413,068 shares of Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director, (b) 94,053 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee, and (c) 64,869 shares of Common Stock held in two family trusts (the “JPR Trusts”) of which she is the sole trustee. Also includes 49,524 shares held by her spouse.

CUSIP No. 775711 10 4	Page 8 of 21

1	Name of Reporting Person Pamela R. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 490,049
8	Shared Voting Power 5,507,121 (1)
9	Sole Dispositive Power 490,049
10	Shared Dispositive Power 5,507,121 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,997,170 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent(1)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 5,413,068 shares of Common Stock held in a charitable trust of which she is a co-trustee and (b) 94,053 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee.

CUSIP No. 775711 10 4	Page 9 of 21

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,945,035
8	Shared Voting Power 0
9	Sole Dispositive Power 3,945,035
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,035
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.8 percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 10 of 21

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,235,811
8	Shared Voting Power 0
9	Sole Dispositive Power 2,235,811
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,811
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 11 of 21

1	Name of Reporting Person The Margaret H. Rollins 2014 Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,074,736
8	Shared Voting Power 0
9	Sole Dispositive Power 1,074,736
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,074,736
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 percent(1)
14	Type of Reporting Person IN

CUSIP No. 775711 10 4	Page 12 of 21

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 744,963
8	Shared Voting Power 0
9	Sole Dispositive Power 744,963
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 744,963
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 Percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 13 of 21

1	Name of Reporting Person 2007 GWR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 319,782
8	Shared Voting Power 0
9	Sole Dispositive Power 319,782
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 319,782
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person PN

CUSIP No. 775711 10 4	Page 14 of 21

Item 1.	Security and Issuer

This Amendment No. 16 to Schedule 13D relates to the Common Stock, $1.00 par value (the “Common Stock”), of Rollins, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 2, 2003, Amendment No. 4 filed on October 10, 2003, Amendment No. 5 filed on March 16, 2004, Amendment No. 6 filed on January 28, 2009, Amendment No. 7 filed on January 12, 2010, Amendment No. 8 filed on November 15, 2010, Amendment No. 9 filed on July 2, 2020, Amendment No. 10 filed on August 21, 2020, Amendment No. 11 filed on December 9, 2020, Amendment No. 12 filed on June 9, 2022, Amendment No. 13 filed on August 26, 2022, Amendment No. 14 filed on December 5, 2022 and Amendment No. 15 filed on December 13, 2022 (collectively the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.

Atlanta, Georgia 30324

Item 2.	Identity and Background

1.	(a)	Gary W. Rollins is a reporting person filing this statement.

(b)	His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)	His principal occupation is Chairman of the Company, engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)	None.

(e)	None.

(f)	United States.

2.	(a)	Amy R. Kreisler is a reporting person filing this statement.

(b)	Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	Her principal occupation is Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

CUSIP No. 775711 10 4	Page 15 of 21

3.	(a)	Pamela R. Rollins is a reporting person filing this statement.

(b)	Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

4.	(a)	Timothy C. Rollins is a reporting person filing this statement.

(b)	1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

5.	RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)	None.

(e)	None.

6.	The RRR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)	None.

(e)	None.

7.	The GWR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)	None.

(e)	None.

CUSIP No. 775711 10 4	Page 16 of 21

8.	LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

9.	RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

10.	Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

11.	RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

CUSIP No. 775711 10 4	Page 17 of 21

13.	2007 GWR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)	None.

(e)	None.

14.	(a)	Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)	His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)	None.

(e)	None.

(f)	United States.

15.	(a)	Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)	His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)	None.

(e)	None.

(f)	United States.

CUSIP No. 775711 10 4	Page 18 of 21

16.	Four family trusts (the “1976 GWR Trusts”) are the general partners of 2007 GWR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants. The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)	None.

(e)	None.

17.	(a)	Donald P. Carson is a director of LOR, Inc., which is a reporting person filing this statement. He is also a director of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)	His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	His principal occupation is Managing Director, Ansley Capital Group, LLC, the business address of which is 385 Kimberly Avenue, Asheville, NC 28804.

(d)	None.

(e)	None.

(f)	United States.

18.	(a)	Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(c)	His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(d)	None.

(e)	None.

(f)	United States.

19.	The Margaret H. Rollins 2014 Trust is a reporting person filing this statement. Its business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None

(e)	None

20.	(a)	Peggy Rollins is a co-trustee of The Margaret H. Rollins 2014 Trust, which is a reporting person filing this statement

(b)	Her business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	She is retired

(d)	None.

(e)	None.

(f)	United States

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 5, 2023, LOR, Inc., which is a reporting person filing this statement, and the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company must use reasonable best efforts to file and keep a registration statement on Form S-3, continuously effective and usable for the resale of the 249,014,176 shares (the “Group Shares”) of Common Stock beneficially held by the Group as of the date hereof. With certain exceptions, LOR, Inc.has the right to request up to eight (8) offerings pursuant to the Registration Rights Agreement. LOR, Inc. also has “piggyback” rights to participate, on the terms and conditions described in the Registration Rights Agreement, in certain offerings of Common Stock registered under the Securities Act that the Company may undertake for its own account or for the account of other shareholders. The Registration Rights Agreement will stay in effect until June 5, 2038.

Concurrently with executing the Registration Rights Agreement, LOR, Inc. paid $1.5 million to the Company and will pay an additional $3.5 million to the Company, upon the closing of the first requested offering pursuant to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company will pay all costs, fees and expenses incident to the Company’s performance or compliance with the Registration Rights Agreement with respect to a total of five (5) requested offerings, and thereafter, LOR, Inc. will be responsible for all such expenses in connection with any subsequent requested offering. The Registration Rights Agreement also contains customary indeminification provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Registration Rights Agreement, which is filed as Exhibit B hereto and is incorporated herein by reference.

CUSIP No. 775711 10 4	Page 19 of 21

Item 5.	Interest in Securities of the Issuer

(a)-(b) See the cover pages to this Amendment.

Thomas Claiborne does not beneficially own any shares of Common Stock.

Paul Morton beneficially owns 2,625 shares of Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

The 1976 GWR Trusts beneficially own 319,782 shares of Common Stock (0.1%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 319,782 shares. These shares include 319,782 shares of Common Stock held by 2007 GWR Grandchildren’s Partnership.

Donald P. Carson beneficially owns 8,461,262 shares of Common Stock (1.8%). He has sole voting and dispositive power with respect to 3,709 shares, and shared voting and dispositive power with respect to 8,457,553 shares. These shares include 8,457,553 shares of Common Stock held in a charitable trust of which he is a co-trustee.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Peggy Rollins beneficially owns 38,046 shares of Common Stock (0.0%) as to which shares she has sole voting and dispositive power.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.The reporting persons, acting collectively as a group, have beneficial ownership of 249,014,176 shares of Common Stock (50.5%).1

(c)	Except as set forth below, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within the past 60 days.

On April 28, 2023, Pamela R. Rollins acquired 2,367 shares of Common Stock via a restricted stock grant from the Issuer.

On April 28, 2023, Donald P. Carson acquired 2,367 shares of Common Stock via a restricted stock grant from the Issuer.

On May 17, 2023, the spouse of Timothy C. Rollins sold 17,982 shares of Common Stock at a price of $41.42 per share.

CUSIP No. 775711 10 4	Page 20 of 21

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

(A)	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

(B)	Registration Rights Agreement, dated as of June 5, 2023, by and between Rollins Inc. and LOR, Inc.

See the Schedule 13D, as amended, for historical information.

CUSIP No. 775711 10 4	Page 21 of 21

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins		Date: June 5, 2023

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of RFA MANAGEMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC, and

As President of LOR, INC., and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Donald P. Carson	Date: June 5, 2023

Donald P. Carson, as co-trustee of the 1976 GWR Trusts, each a General Partner

/s/ Amy R. Kreisler	Date: June 5, 2023
AMY R. KREISLER, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Pamela R. Rollins	Date: June 5, 2023
PAMELA R. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Timothy C. Rollins	Date: June 5, 2023
TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Amendment to Schedule 13D, including further amendments thereto, with respect to the shares of Common Stock, par value $1.00 per share, of Rollins, Inc. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

/s/ Gary W. Rollins		Date: June 5, 2023

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of RFA MANAGEMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC, and

As President of LOR, INC., and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Donald P. Carson	Date: June 5, 2023

Donald P. Carson, as co-trustee of the 1976 GWR Trusts, each a General Partner

/s/ Amy R. Kreisler	Date: June 5, 2023
AMY R. KREISLER, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Pamela R. Rollins	Date: June 5, 2023
PAMELA R. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Timothy C. Rollins	Date: June 5, 2023
TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

EXHIBIT B

REGISTRATION RIGHTS AGREEMENT

dated as of June 5, 2023

by and between

ROLLINS, INC.

and

LOR, INC.

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of June 5, 2023 by and between Rollins, Inc., a Delaware corporation (the “Company”), and LOR, Inc., a Georgia corporation (the “Holder”). Capitalized terms used herein shall have the meaning assigned to such terms in the text of this Agreement or in Section 1.

WHEREAS, the parties hereto are entering into this Agreement in consideration of the representations, covenants and warranties contained herein.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises hereinafter set forth, the Parties agree as follows:

AGREEMENT

1.	Definitions and Interpretations

(a)       Definitions. As used in this Agreement, the following capitalized terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person.

“Agreement” has the meaning given to such term in the preamble, as the same may be amended, supplemented or restated from time to time.

“Alternative Transaction” means (a) any sale of securities, including notes, debentures, mandatory convertible trust securities or convertible preferred securities, made pursuant to Rule 144A under the Securities Act or another exemption from registration, which securities are exchangeable for consideration that includes Registrable Securities, or (b) any sale of Registrable Securities pursuant to a Registration Statement in a transaction that would otherwise be exempt from registration under the Securities Act.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City.

“Company” has the meaning given to such term in the preamble.

“control” (including the terms “controlling,” “controlled by,” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Covered Person” has the meaning given to such term in Section 5(a).

“Effectiveness Period” has the meaning given to such term in Section 3(a)(ii).

“Equity Securities” means (a) any and all shares of common stock or other equity securities of the Company, (b) securities of the Company convertible into, or exchangeable or exercisable for, such shares, and (c) options, warrants or other rights to acquire such shares of common stock or other equity securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” has the meaning given to such term in Section 4(a).

“Holdback Period” means, with respect to any registered offering, (a) with respect to the Holder and any Holder Affiliated Group member, up to ninety (90) days (unless a longer period is requested by the managing underwriter(s) and agreed to by the Holder and the Company) after and during the 10 days before, the effective date of the related registration statement or, in the case of an Underwritten Shelf Takedown, up to ninety (90) days (unless a longer period is requested by the managing underwriter(s) and agreed to by the Holder and the Company) after the date of the prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed 10 days) as the Company has given reasonable written notice to the Holder, and (b) with respect to the Company and its affiliates, up to ninety (90) days (unless a longer period is requested by the managing underwriter(s) and agreed to by the Company) after and during the 10 days before, the effective date of the related registration statement or, in the case of an Underwritten Shelf Takedown, up to ninety (90) days (unless a longer period is requested by the managing underwriter(s) and agreed to by the Company) after the date of the prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed 10 days).

“Holder” has the meaning given to such term in the preamble.

“Holder Affiliated Group” means the Holder, the Persons listed on Exhibit A hereto and any Permitted Transferee to whom the rights under this Agreement are transferred pursuant to Section 9(d).

“Indemnified Party” has the meaning given to such term in Section 5(c).

“Indemnifying Party” has the meaning given to such term in Section 5(c).

“Inspector” has the meaning given to such term in Section 4(m).

“Losses” has the meaning given to such term in Section 5(a).

“Parties” means the parties to this Agreement.

“Permitted Transferee” means, (a) with respect to any member of the Holder Affiliated Group, any person that is or becomes a member of the same reporting “group” (within the meaning of Section 13(d)(3) of the Exchange Act, as amended) as such member, (b) with respect to any member of the Holder Affiliated Group that is a corporation, limited liability company or partnership, any shareholder, member, partner or other equity holder of such member that receives Registrable Securities in a distribution from it for no consideration, and (c) with respect to any member of the Holder Affiliated Group that is a trust or an estate, any beneficiary of such member that receives Registrable Securities in a distribution from it for no consideration.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or any department or agency thereof or any other entity.

“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, relating to Registrable Securities, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Records” has the meaning given to such term in Section 4(m).

“Registrable Securities” means (a) any Equity Securities beneficially held by a member of the Holder Affiliated Group as of the date of this Agreement, including any such Equity Securities transferred to a Permitted Transferee in accordance with Section 9(d), and (b) any other Company equity securities or equity interests issued or issuable, directly or indirectly, with respect to the securities described in clause (a) by way of conversion or exchange thereof or stock dividends, stock splits or in connection with a combination of shares, reclassification, recapitalization, merger, consolidation, other reorganization or similar event. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (i) they are disposed of pursuant to an effective Registration Statement under the Securities Act, (ii) they are sold to the public pursuant to Rule 144 (or other exemption from registration under the Securities Act), (iii) they have ceased to be outstanding, or (iv) they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities.

“Registration Statement” means any registration statement of the Company filed with the SEC under the Securities Act which permits the offering of any Registrable Securities pursuant to the provisions of this Agreement, including any Prospectus, Free Writing Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

“Shelf” has the meaning given to such term in Section 3(a)(i).

“Subsidiary” means (i) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by another entity, either directly or indirectly and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which an entity is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner.

“Suspension Event” has the meaning given to such term in Section 3(f).

“Transfer” means to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, directly or indirectly, whether voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Equity Securities beneficially owned by a Person or any interest in any Equity Securities beneficially owned by a Person. In the event that any member of the Holder Affiliated Group that is a corporation, partnership, limited liability company or other legal entity (other than an individual, trust or estate) ceases to be, directly or indirectly, controlled by the Person controlling such member as of the date hereof or a Permitted Transferee thereof, such event will be deemed to constitute a “Transfer” as such term is used herein.

“Underwritten Offering” means an offering registered under the Securities Act in which securities of the Company are sold to one or more underwriters on a firm commitment basis pursuant to the terms of an underwriting agreement for reoffering to the public.

“Underwritten Shelf Takedown” has the meaning given to such term in Section 3(b).

(b)       Interpretations. For purposes of this Agreement, unless otherwise noted:

(i)       All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor laws, rules, regulations and forms thereto in effect at the time.

(ii)       All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successor thereto.

(iii)       All references to agreements and other contractual instruments shall be deemed to be references to such agreements or other instruments as they may be amended, waived, supplemented or modified from time to time.

(iv)       All references to any amount of securities (including Registrable Securities) shall be deemed to be a reference to such amount measured on an as-converted or as-exercised basis.

(v)       The term “including” means “including without limitation”; the term “days” means “calendar days”; and terms such as “herein,” “hereof” and words of similar import refer to this Agreement as a whole.

2.	Incidental Registrations.

(a)       Right to Include Registrable Securities. If the Company determines to register its Equity Securities under the Securities Act (excluding (1) a registration statement filed by the Company on Form S-4, Form S-8, or any successor or other forms promulgated for similar purposes or (2) a registration statement filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan), in connection with an Underwritten Offering, whether or not for sale for its own account, in a manner which would permit registration of Registrable Securities for sale to the public under the Securities Act, the Company shall, at each such time, give prompt written notice (but in no event less than 15 days prior to the proposed date of submission or filing of the applicable Registration Statement) to the Holder of its intention to do so and of the Holder’s rights under this Section 2. Upon the written request of the Holder made within 10 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by the Holder Affiliated Group, the owners thereof, and the intended method or methods of disposition thereof), the Company shall use reasonable best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Holder, to the extent required to permit the disposition of the Registrable Securities so to be registered; provided that (i) if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Company determines for any reason not to proceed with the proposed registration of the securities to be sold by it, the Company shall give written notice of such determination to the Holder and thereupon will be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the expenses in connection therewith) without prejudice to the rights of the Holder to request that such registration be effected as a registration under Section 3, (ii) all members of the Holder Affiliated Group including Registrable Securities in the Company’s registration must sell their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to the Company and the other holders selling Equity Securities in such Underwritten Offering, with such differences, including any with respect to indemnification and liability insurance, as may be customary or appropriate in combined primary and secondary offerings, and (iii) the aggregate dollar amount of securities to be included by the Holder Affiliated Group must be at least $12,500,000. Any member of the Holder Affiliated Group that has Registrable Securities included in an offering pursuant to this Section 2 shall be permitted to withdraw from such offering by written notice to the Company (x) at least three (3) Business Days prior to the earlier of the anticipated filing date of the “red herring” Prospectus, if applicable, and the anticipated pricing date, or (y) in the case of any offering without a “red herring” Prospectus, at least three (3) business days prior to the effective date of the Registration Statement filed in connection with such registration or offering.

(b)       Priority in Incidental Registrations. The Company shall use reasonable best efforts to cause the managing underwriter(s) of a proposed Underwritten Offering to include all of the Registrable Securities so requested by the Holder on the same terms and conditions as any other Equity Securities included in the Underwritten Offering. Notwithstanding the foregoing, if the managing underwriter(s) of such Underwritten Offering have informed the Company in writing that in its good faith opinion the total number or dollar amount of securities that the Holder Affiliated Group, the Company and any other securityholders intend to include in such Underwritten Offering is likely to have a material adverse effect on the timing, price or distribution of such Underwritten Offering, then there shall be included in such Underwritten Offering the number or dollar amount of Registrable Securities that in the good faith opinion of such managing underwriter(s) can be sold without having such material adverse effect on such Underwritten Offering, and such number of Registrable Securities shall be reduced and allocated as follows:

(i)       in the case of a registration initiated by the Company to register securities for its own account and not for any securityholder: first, all securities of the Company requested to be included by the Company in such registration; second, if any capacity remains, the securities of the Company requested to be included by the Holder, in the amounts allowed by the managing underwriters, allocated among the members of the Holder Affiliated Group as shall be determined by the Holder; third, if any capacity remains, the securities of the Company requested to be included by other holders of securities requesting such registration, in the amounts allowed by the managing underwriters, pro rata among such holders on the basis of the percentage of securities requested to be included in such registration by such holders and

(ii)       in any offering initiated by a party to an agreement providing such party with demand registration rights exercising its rights under such agreement: first, all securities of the Company requested to be included in such registration by such party; second, if any capacity remains, the securities of the Company requested to be included by the Holder, in the amounts allowed by the managing underwriters, allocated among the members of the Holder Affiliated Group as shall be determined by the Holder; and third, if any capacity remains, the securities of the Company requested to be included by any other holder of securities requesting such registration, in the amounts allowed by the managing underwriters, pro rata among such holders on the basis of the percentage of the securities requested to be included in such registration by such holders.

3.	Shelf Registration.

(a)       Filing.

(i)       The Company shall use reasonable best efforts to prepare and file, as soon as reasonably practicable, a registration statement for a shelf registration in accordance with Rule 415 under the Securities Act on Form S-3 (or if Form S-3 is not available, on Form S-1) (a “Shelf”) covering the issuance (if applicable) and the resale of all the Registrable Securities then outstanding on a delayed or continuous basis (and which may also cover any other securities of the Company) and shall use reasonable best efforts to have such Shelf declared effective as soon as reasonably practicable after the filing thereof. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, the Holder.

(ii)       During the term of this Agreement, the Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities (the “Effectiveness Period”).

(iii)       If any Shelf ceases to be effective under the Securities Act for any reason at any time during the Effectiveness Period, the Company shall use reasonable best efforts to, as promptly as is reasonably practicable, cause such Shelf to again become effective under the Securities Act (including using reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf) and shall use reasonable best efforts to, as promptly as is reasonably practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional Shelf registering the resale of all Registrable Securities then outstanding, and pursuant to any method or combination of methods legally available to, and requested by, the Holder. If an additional Shelf is filed, the Company shall use its reasonable best efforts to (a) cause such additional Shelf to become effective under the Securities Act as soon as reasonably practicable after such filing (it being agreed that the additional Shelf shall be an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) at the most recent applicable eligibility determination date) and (b) keep such additional Shelf continuously effective, usable and in compliance with the provisions of the Securities Act until the end of the Effectiveness Period. If use of any Shelf should expire with respect to the resale of the Registrable Securities during the Effectiveness Period, the Company will take all action necessary or appropriate to permit the resale of the Registrable Securities to continue uninterrupted as contemplated in the expired Shelf, including by filing an additional Shelf relating to the Registrable Securities prior to the expiration of such Shelf.

(b)       Requests for Underwritten Shelf Takedowns. At any time and from time to time during the term of this Agreement when an effective Shelf is on file with the SEC, if the Holder delivers a written request stating that the Holder or any member of the Holder Affiliated Group intends to sell all or any portion of the Registrable Securities in an Underwritten Offering (each, an “Underwritten Shelf Takedown”), then, subject to the terms of this Agreement, the Company shall take all actions reasonably required, including amending or supplementing the Shelf, to enable such Registrable Securities to be offered and sold as contemplated by such request; provided, however, that (A) the Company shall be required to effect no more than one (1) Underwritten Shelf Takedown per calendar year (unless the Company, in its sole discretion, otherwise agrees to effect an additional Underwritten Shelf Takedown during such calendar year) and no more than eight (8) Underwritten Shelf Takedowns (including Alternative Transactions, subject to the provisions of Section 3(g)) in total during the term of this Agreement; (B) each Underwritten Shelf Takedown must pertain to at least $125 million of Registrable Securities; and (C) no Underwritten Shelf Takedown may be requested within ninety (90) days of the date of the Prospectus supplement filed with respect to any prior Underwritten Shelf Takedown. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown, the identities of the sellers and the intended method or methods of distribution thereof.

(c)       Priority in Underwritten Shelf Takedowns. If the managing underwriter(s) of an Underwritten Shelf Takedown advise the Company and the Holder in writing that in its good faith opinion the total number or dollar amount of securities that the Holder and the Company intend to include in such Underwritten Shelf Takedown is likely to have a material adverse effect on the timing, price or distribution of such Underwritten Shelf Takedown, then the Company shall include in such Underwritten Shelf Takedown, before including any securities proposed to be sold by the Company, the Registrable Securities that in the good faith opinion of such managing underwriter(s) can be sold without having such material adverse effect on such Underwritten Shelf Takedown, and such number of Registrable Securities shall be allocated as determined by the Holder.

(d)       Selection of Underwriters. The Holder shall choose the lead underwriter to administer an Underwritten Shelf Takedown, subject to the consent of the Company, which shall not be unreasonably withheld. The right of any member of the Holder Affiliated Group to include Registrable Securities in an Underwritten Shelf Takedown pursuant to this Section 3 is conditioned upon such member’s participation in such underwriting and the inclusion of such member’s Registrable Securities in the underwriting, and upon each such member’s entering into (together with the Company and the other participating members) an underwriting agreement in customary form with the underwriter(s) selected for such underwriting (including pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s)); provided that no such member shall be required to sell more than the number of Registrable Securities that the Holder has requested the Company to include in any Underwritten Shelf Takedown with respect to such member; provided further that no such Person (other than the Company) shall be required to make any representations or warranties other than those related to title and ownership of, and power and authority to transfer, shares and the accuracy and completeness of statements made in a Registration Statement, Prospectus or other document in reliance upon, and in conformity with, written information prepared and furnished to the Company or the managing underwriter(s) by such Person pertaining exclusively to such Person.

(e)       Withdrawal. Without prejudice to the rights described in Section 3(b), prior to the filing of the applicable “red herring” Prospectus or Prospectus supplement used for marketing such Underwritten Shelf Takedown, the Holder shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification to the Company and the managing underwriter(s) (if any) of their intention to withdraw from such Underwritten Shelf Takedown. If withdrawn, a request for an Underwritten Shelf Takedown shall constitute a request for an Underwritten Shelf Takedown for purposes of Section 3(b) unless the Holder reimburses the Company for all registration expenses with respect to such Underwritten Shelf Takedown in accordance with Section 6.

(f)       Suspension of Sales; Postponements in Requested Registrations. If the filing, initial effectiveness or continued use of a Registration Statement with respect to any Registrable Securities would require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the board of directors of the Company (after consultation with external legal counsel) (i) would be required to be made in any Registration Statement so that such Registration Statement would not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement and (iii) would reasonably be expected to have a material adverse effect on the Company or its business or on the Company’s ability to effect a bona fide material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction (collectively, “Suspension Events”), then the Company may, upon giving prompt written notice of such action to the Holder, delay the filing or initial effectiveness (but not the preparation) of, or suspend use of, such Registration Statement; provided that the Company shall be permitted to do so no more than twice in any 12-month period, for an aggregate period not to exceed one hundred twenty (120) days following notice of any such Suspension Event. In the event that the Company exercises its rights under the preceding sentence, the Holder shall, and shall use reasonable best efforts to cause all members of the Holder Affiliated Group that have Registrable Securities included on the Registration Statement to, suspend, promptly upon receipt of the notice referred to above, the use of any Prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If the Company postpones registration of Registrable Securities or requires the Holder or a member of the Holder Affiliated Group to suspend any Underwritten Shelf Takedown, the Holder shall be entitled to withdraw its request for such Underwritten Shelf Takedown, and if it does so, such request shall not be treated for any purpose as the delivery of a request for an Underwritten Shelf Takedown and Holder shall not be required to reimburse the Company for any registration expenses with respect to such Underwritten Shelf Takedown.

(g)       Alternative Transactions. The provisions of this Agreement relating to Underwritten Shelf Takedowns shall apply mutatis mutandis to sales of Registrable Securities by members of the Holder Affiliated Group in Alternative Transactions, provided that (i) the Company shall be required to effect no more than four (4) Alternative Transactions during the term of this Agreement, (ii) for purposes of the eight (8) transaction limit set forth in Section 3(b), an Underwritten Shelf Takedown and an Alternative Transaction that are consummated concurrently shall be considered a single transaction, (iii) prior to engaging in an Alternative Transaction, the Holder shall consult in good faith with the Company, (iv) for the avoidance of doubt, the Company shall not be required to file a Registration Statement separate from its obligations under Section 3 in connection with any Alternative Transaction, and (v) in no event shall the Company be required to issue any securities in connection with any Alternative Transaction. For the avoidance of doubt, this shall include the restrictions set forth in Section 3(b), the covenants set forth in Section 4, the indemnification provisions set forth in Section 5 and the expense provision in Section 6, each of which shall apply equally to such Alternative Transaction as though it were conducted as an Underwritten Shelf Takedown and the terms hereof shall be construed accordingly to fully implement such intended treatment. Except as described in clause (ii) above, any Alternative Transaction requested by the Holder shall count as an Underwritten Shelf Takedown for purposes of determining the number of Underwritten Shelf Takedowns that the Company is obligated to undertake pursuant to Section 3(b) and for all other purposes hereunder. The Company agrees to negotiate in good faith with the Holder in order to assist the Holder Affiliated Group in connection with sales of Registrable Securities by members of the Holder Affiliated Group in reliance on an exemption from registration under the Securities Act other than by means of an Alternative Transaction.

4.	Registration Procedures. The Company shall cooperate with any member of the Holder Affiliated Group in the sale of Registrable Securities pursuant to Section 2 and Section 3, and shall, as soon as reasonably practicable:

(a)       prepare and file, in each case as promptly as practicable, with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the securities to be included thereon in accordance with the intended method or methods of distribution thereof, and, if such Registration Statement is not automatically effective upon filing, use reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including a free writing prospectus under Rule 433 (a “Free Writing Prospectus”)) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed in connection with an Underwritten Shelf Takedown, the Company shall furnish or otherwise make available to the Holder, its counsel and the managing underwriter(s) copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of such Persons, and such other documents reasonably requested by such Persons, including any comment letter from the SEC, and, if requested by such Persons, provide such Persons reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company shall include comments to any Registration Statement and any amendments or supplements thereto from the Holder, its counsel, or the managing underwriters, as reasonably requested.

The Company shall not file any Registration Statement, Prospectus, Free Writing Prospectus or any amendments or supplements thereto (including such documents that, upon filing, would be incorporated or deemed incorporated by reference therein) with respect to an Underwritten Shelf Takedown to which the Holder, its counsel or the managing underwriter(s) objects in writing, unless the Company is advised by counsel that such filing is necessary to comply with applicable law;

(b)       (i) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the period provided herein, (ii) comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement and (iii) cause the related Prospectus to be supplemented by any Prospectus supplement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented, to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act, in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

(c)       notify the Holder, its counsel and the managing underwriter(s) promptly after the Company receives notice thereof (i) when a Prospectus or any Prospectus supplement or post-effective amendment or any Free Writing Prospectus has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) if at any time the Company has reason to believe that the representations and warranties of the Company contained in any agreement (including any underwriting agreement) contemplated by Section 4(l) below cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of such Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (vi) of the happening of any event that makes any statement made in such Registration Statement or related Prospectus, Free Writing Prospectus, amendment or supplement thereto, or any document incorporated or deemed to be incorporated therein by reference, as then in effect, untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and that, in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(d)       use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest practical date;

(e)       if requested by the managing underwriter(s) or the Holder, promptly include in a Prospectus supplement or post-effective amendment such information as the managing underwriter or the Holder, as the case may be, may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of distribution of such securities set forth in the Registration Statement and make all required filings of such Prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received such request; provided, however, that the Company shall not have any obligation to modify any information if the Company reasonably believes in good faith that so doing would cause (i) the Registration Statement to contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Prospectus to contain an untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(f)       deliver to the Holder, its counsel, and the underwriters, without charge, as many copies of the Prospectus or Prospectuses (including each form of Prospectus) and each amendment or supplement thereto (including any Free Writing Prospectus) as such Persons may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of disposition thereof; and the Company, subject to the last paragraph of this Section 4, hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the Holder and the underwriters in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any such amendment or supplement thereto;

(g)       prior to any public offering of Registrable Securities, use reasonable best efforts to register or qualify or cooperate with the Holder, the underwriters, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as the Holder or underwriter reasonably requests in writing and to use reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and to take any other action that may be necessary or advisable to enable the Holder to consummate the disposition of such Registrable Securities in such jurisdiction in accordance with the intended method or methods of disposition thereof; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(g), (ii) subject itself to taxation in any jurisdiction wherein it is not so subject or (iii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith);

(h)       cooperate with the selling members of the Holder Affiliated Group and the managing underwriter(s) to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter(s), if any, or the selling members of the Holder Affiliated Group may request;

(i)       subject to Section 3(f) above and upon the occurrence of any event contemplated by Section 4(c)(vi) above, promptly prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(j)       provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities from and after the effective date of such Registration Statement. In connection therewith, if required by the Company’s transfer agent, the Company will promptly after the effective date of the Registration Statement, cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with such transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any legend upon sale by a member of the Holder Affiliated Group or the underwriter or managing underwriter under the Registration Statement;

(k)       use reasonable best efforts to cause all shares of Registrable Securities covered by such Registration Statement to be listed on a national securities exchange if shares of the particular class of Registrable Securities are at that time listed on such exchange, prior to the effectiveness of such Registration Statement;

(l)       enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in Underwritten Offerings) and take all such other customary actions reasonably requested by the Holder (including those reasonably requested by the managing underwriter(s)) to expedite or facilitate the disposition of such Registrable Securities, and in connection therewith, (i) make such representations and warranties to the selling holders of such Registrable Securities and the underwriters with respect to the business of the Company and its Subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made to underwriters in Underwritten Offerings, and, if true, confirm the same if and when reasonably requested, (ii) use reasonable best efforts to furnish to the selling holders of such Registrable Securities opinions of outside counsel (and/or internal counsel if acceptable to the managing underwriter(s)) to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters and counsel to the Holder), addressed to the Holder and each of the underwriters covering the matters customarily covered in opinions requested in Underwritten Offerings and such other matters as may be reasonably requested by such counsel and underwriters, (iii) use reasonable best efforts to obtain “cold comfort” letters and updates thereof from an independent registered public accounting firm with respect to the Company (and, if necessary, any other independent certified public accountants of any Subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement) who have certified the financial statements included in such Registration Statement, addressed to the Holder (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with Underwritten Offerings, (iv) enter into an underwriting agreement which contains indemnification provisions and procedures that are customary for underwriting agreements in connection with Underwritten Offerings; and (v) deliver such documents and certificates as may be reasonably requested by the Holder or its counsel, as the case may be, or the managing underwriters to evidence the continued validity of the representations and warranties made pursuant to Section 4(l)(i) and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;

(m)       upon reasonable notice, make available for inspection by a representative of the Holder, the underwriters participating in any such disposition of Registrable Securities, and any attorneys or accountants retained by the Holder or underwriter (collectively, the “Inspectors”) at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of the Company and its Subsidiaries (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company and its Subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any information and Records that are not generally publicly available at the time of delivery of such information shall be kept confidential by the Inspectors unless (i) disclosure of such information or Records is required by court or administrative order, (ii) disclosure of such information or Records, in the opinion of counsel to such Inspector, is required by law or applicable legal process, (iii) such information or Records become generally available to the public other than as a result of a disclosure or failure to safeguard by such Inspector, (iv) such information or Records becomes available to such Inspector on a non-confidential basis from a source other than the Company that does not breach a confidentiality obligation to the Company, or (v) such information or Records are independently developed by such Inspector. In the case of a proposed disclosure pursuant to (i) or (ii) above, such Inspector shall be required to give the Company written notice of the proposed disclosure prior to such disclosure and, if requested by the Company, assist the Company in seeking to prevent or limit the proposed disclosure;

(n)       cause its officers to support the marketing of the Registrable Securities covered by the Registration Statement (including participation in such number of “road shows” and other customary marketing activities as the underwriter(s) reasonably request); provided that the Holder shall take into account the reasonable business requirements of the Company in determining the scheduling and duration of any road show;

(o)       reasonably cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA; and

(p)       otherwise use reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

The Company may require each holder of Registrable Securities as to which any registration is being effected to furnish to the Company in writing such information required in connection with such registration regarding such seller and the distribution of such Registrable Securities as the Company may, from time to time, reasonably request and the Company may exclude from such registration the Registrable Securities of any Person who fails to furnish such information within a reasonable time after receiving such request.

The Company shall not file or amend any Registration Statement with respect to any Registrable Securities, or file any amendment of or supplement to the Prospectus or any Free Writing Prospectus used in connection therewith, that refers to any member of the Holder Affiliated Group by name or otherwise identifies such member of the Holder Affiliated Group as the holder of any securities of the Company without the consent of such member of the Holder Affiliated Group, such consent not to be unreasonably withheld or delayed, unless and to the extent that such disclosure is required by law, rule or regulation, in which case the Company shall provide prompt written notice to such Holder prior to the filing of such amendment to any Registration Statement or amendment of or supplement to the Prospectus or any Free Writing Prospectus.

The Holder agrees, and shall use reasonable best efforts to cause each member of the Holder Affiliated Group to agree, that (A) without limiting the foregoing, no material nonpublic information obtained by such Person from the Company or pertaining to a Registration Statement will be used by such Person as the basis for any market transactions in securities of the Company or its Subsidiaries in violation of law, rule or regulation and (B) if the Holder or any such member of the Holder Affiliated Group has Registrable Securities covered by such Registration Statement, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(c)(ii), 4(c)(iii), 4(c)(iv), 4(c)(v) and 4(c)(vi) hereof, such Person will promptly discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Person’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(i) hereof or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus.

5.	Indemnification.

(a)       Indemnification by the Company. The Company shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each member of the Holder Affiliated Group whose Registrable Securities are covered by a Registration Statement or Prospectus, the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each of them, each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) each such Holder and the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each such controlling Person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (each such Person being referred to herein as a “Covered Person”), from and against any and all losses, claims, damages, liabilities, costs (including costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (collectively, “Losses”), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Prospectus, offering circular, or other document (including any related Registration Statement, notification, or the like or Free Writing Prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein) incident to any such Registration Statement or Prospectus, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation by the Company of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation thereunder applicable to the Company and relating to any action or inaction in connection with the related offering of Registrable Securities, and will reimburse each such Covered Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss, provided that the Company will not be liable in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission by such Covered Person relating to such Covered Person or its Affiliates (other than the Company or any of its Subsidiaries), but only to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement, Prospectus, offering circular, Free Writing Prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or other document in reliance upon and in conformity with written information furnished to the Company by such Covered Person with respect to such Covered Person for use therein. It is agreed that the indemnity agreement contained in this Section 5(a) shall not apply to amounts paid in settlement of any such Loss or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably delayed or withheld).

(b)       Indemnification by Holders of Registrable Securities. As a condition to including any Registrable Securities in any Registration Statement filed in accordance with Section 4 hereof, the Company shall have received an undertaking reasonably satisfactory to it from the prospective seller of such Registrable Securities to indemnify, to the fullest extent permitted by law, severally and not jointly with any other seller of Registrable Securities, the Company, its officers, directors, accountants, attorneys, agents and employees, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company, from and against all Losses arising out of or based on any untrue or alleged untrue statement of a material fact contained in any such Registration Statement, Prospectus, Free Writing Prospectus, offering circular, or other document, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such officers, directors, accountants, attorneys, agents, employees, and controlling persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that such untrue statement or omission is made in such Registration Statement, Prospectus, Free Writing Prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company by such member of the Holder Affiliated Group with respect to such member for inclusion in such Registration Statement, Prospectus, offering circular or other document; provided, however, that the obligations of such Person hereunder shall not apply to amounts paid in settlement of any such Losses (or actions in respect thereof) if such settlement is effected without the consent of such Person (which consent shall not be unreasonably withheld); and provided, further, that the liability of each such Person shall be limited to the net proceeds received by such Person from the sale of Registrable Securities covered by such Registration Statement (less the aggregate amount of any damages which such Person has otherwise been required to pay in respect of such Loss or any substantially similar Loss arising from the sale of such Registrable Securities).

(c)       Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall give prompt notice to the party from which such indemnity is sought (the “Indemnifying Party”) of any claim or of the commencement of any proceeding with respect to which such Indemnified Party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation or liability except to the extent that the Indemnifying Party has been materially prejudiced by such delay or failure. The Indemnifying Party shall have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim or proceeding, to, unless in the Indemnified Party’s reasonable judgment a conflict of interest between such Indemnified Party and the Indemnifying Party may exist in respect of such claim, assume, at the Indemnifying Party’s expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that an Indemnified Party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party agrees to pay such fees and expenses; or (ii) the Indemnifying Party fails promptly to assume, or in the event of a conflict of interest cannot assume, the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party; in which case the Indemnified Party shall have the right to employ counsel and to assume the defense of such claim or proceeding at the Indemnifying Party’s expense; provided that an Indemnifying Party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such Indemnifying Party with respect to such claim, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other Indemnified Parties with respect to such claim. Whether or not such defense is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld or delayed) or for fees and expenses that are not reasonable. The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that (x) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder or (y) involves the imposition of equitable remedies or the imposition of any obligations on the Indemnified Party or adversely affects such Indemnified Party other than as a result of financial obligations for which such Indemnified Party would be entitled to indemnification hereunder.

(d)       Contribution. If the indemnification provided for in this Section 5 is unavailable to an Indemnified Party in respect of any Losses (other than in accordance with its terms), then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party, on the one hand, and Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission.

The Parties agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), an Indemnifying Party that is a member of the Holder Affiliated Group shall not be required to contribute any amount in excess of the amount that such Indemnifying Party has otherwise been, or would otherwise be, required to pay pursuant to Section 5(b) by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an Underwritten Offering are more favorable to the Company, on the one hand, or the members of the Holder Affiliated Group, on the other, in their capacities as Indemnified Parties, than the foregoing provisions, the provisions in the underwriting agreement shall control.

(e)       Deemed Underwriter. To the extent that any member of the Holder Affiliated Group is, or would be expected to be, deemed to be an underwriter of Registrable Securities pursuant to any SEC comments or policies or any court of law or otherwise, the Company agrees that such member of the Holder Affiliated Group and its representatives shall be entitled to conduct the due diligence which would normally be conducted in connection with an offering of securities registered under the Securities Act, including receipt of customary opinions and comfort letters.

(f)       Other Indemnification. Indemnification similar to that specified in the preceding provisions of this Section 5 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

(g)       Non-Exclusivity. The obligations of the Parties under this Section 5 shall be in addition to any liability which any Party may otherwise have to any other Party.

6.	Registration Expenses. All reasonable fees and expenses incurred in the performance of or compliance with this Agreement by the Company, including (i) all registration and filing fees pertaining to Registrable Securities with respect to filings required to be made with the SEC, all applicable securities exchanges and FINRA, (ii) fees and expenses with respect to compliance with securities or blue sky laws, including any reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities pursuant to Section 4(g)), (iii) printing expenses (including expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the managing underwriters or by the Holder), (iv) messenger, telephone and delivery expenses of the Company, (v) fees and disbursements of counsel for the Company and the fees and expenses of any Person, including special experts, retained by the Company, (vi) expenses of the Company incurred in connection with any road show, (vii) fees and disbursements of all independent registered public accounting firms referred to in Section 4(l) hereof (including the expenses of any “cold comfort” letters required by this Agreement) and any other persons, including special experts retained by the Company and fees and expenses of the transfer agent, (viii) all reasonable fees and disbursements of underwriters (other than those described in the next paragraph) customarily paid by issuers or sellers of securities and (ix) all other costs, fees and expenses incident to the Company’s performance or compliance with this Agreement, shall be borne by the Company whether or not any Registration Statement is filed or becomes effective; provided, however, the Company shall only be required to pay such expenses with respect to a total of five (5) Underwritten Shelf Takedowns or Alternative Transactions hereunder, and in the case of expenses incurred in connection with a proposed Underwritten Shelf Takedown or Alternative Transaction that is not consummated, Holder shall pay such expenses unless either (a) Holder elects for such unconsummated takedown to count as one of the five Underwritten Shelf Takedowns or Alternative Transactions for which the Company is financially responsible, or (b) the reason such transaction is not consummated is due to the fault of the Company or the action or inaction of Company personnel. Once the Company has satisfied its financial obligations with respect to five (5) Underwritten Shelf Takedowns or Alternative Transactions, Holder shall be responsible for all expenses referenced above in connection with any subsequent Underwritten Shelf Takedowns or Alternative Transactions. For the avoidance of doubt, for purposes of the five (5) transaction expense limit in this Section 6, an Underwritten Shelf Takedown and an Alternative Transaction that are consummated concurrently shall be considered two separate transactions. In addition, the Company shall pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and rating agency fees.

The Company shall not be required to pay (i) fees and disbursements of any counsel, accountants or advisors retained by the Holder, any member of the Holder Affiliated Group, or by any underwriter (except as set forth above in Section 5), (ii) any underwriter’s fees (including discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) relating to the distribution of the Registrable Securities, or (iii) any other expenses of the Holder or any member of the Holder Affiliated Group not specifically required to be paid by the Company pursuant to the first paragraph of this Section 6, and the Holder hereby undertakes to pay or reimburse the Company for any such amounts.

7.	Rule 144. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of the Holder, make publicly available such information so long as necessary to permit sales of Registrable Securities pursuant to Rule 144), and it will take such further action as the Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the reasonable request of the Holder, the Company will deliver to the Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

8.	Registration Fee. Concurrently with executing this Agreement, the Holder shall pay $1.5 million to the Company via wire transfer. Upon the closing of the first Underwritten Shelf Takedown or Alternative Transaction requested by the Holder pursuant to this Agreement, the Holder shall pay $3.5 million to the Company via wire transfer.

9.	Miscellaneous.

(a)       Termination. The provisions of this Agreement shall terminate upon the earliest to occur of (i) its termination by the written agreement of all Parties or their respective successors in interest, (ii) the date on which all Equity Securities held by members of the Holder Affiliated Group as of the date hereof have ceased to be Registrable Securities, (iii) the dissolution, liquidation or winding up of the Company, and (iv) the fifteenth (15th) anniversary hereof; provided, however, that this Agreement shall renew automatically for a period of five (5) years unless either Party gives written notice of non-renewal at least two (2) years prior to the fifteenth (15th) anniversary hereof. Nothing herein shall relieve any Party from any liability for any breach of this Agreement. The provisions of Sections 5 and 6 shall survive any termination of this Agreement.

(b)       Holdback Agreement. In consideration for the Company agreeing to its obligations under this Agreement, the Holder agrees that in connection with any underwritten offering of the Company’s securities it will (and agrees to use reasonable best efforts to cause each member of the Holder Affiliated Group to), upon the request of the underwriter(s) managing any such offering, and/or upon the request of the Company enter into a customary “lock-up” agreement not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities, including any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, or enter into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of, any Registrable Securities, any other Equity Securities of the Company or any securities convertible into or exchangeable or exercisable for any Equity Securities of the Company without the prior written consent of such underwriters or the Company during the applicable Holdback Period, with customary carve-outs. Each member of the Holder Affiliated Group shall be required to enter into an agreement with the Company acknowledging its obligations under this Section 9(b) in order to be allowed to participate in any underwritten offering pursuant to Section 2 or 3 hereof.

In connection with any registration pursuant to Section 3 of this Agreement, the Company shall (x) not effect any public sale or distribution of any Equity Securities (or securities convertible into or exchangeable or exercisable for Equity Securities) (other than a registration statement (i) on Form S-4, Form S-8 or any successor forms promulgated for similar purposes, or (ii) filed in connection with an exchange offer or any employee benefit or dividend reinvestment plan) for its own account, during the applicable Holdback Period and (y) use reasonable best efforts to cause its directors and executive officers to enter into a customary “lock-up” agreement not to effect any public sale or distribution of Equity Securities, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, or enter into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of, any Equity Securities or any securities convertible into or exchangeable or exercisable for any Equity Securities without the prior written consent of such underwriters during the applicable Holdback Period, with customary carve-outs.

Should the managing underwriter of any Company underwritten offering, including a registration pursuant to Section 3, request a longer holdback period, both Holder and the Company agree to negotiate in good faith with such managing underwriter to extend their holdback obligations under this section, and Holder agrees to use reasonable best efforts to cause each member of the Holder Affiliated Group to comply with any such agreed upon extension.

(c)       Amendments and Waivers. This Agreement may be amended, and the parties hereto may take any action herein prohibited, or omit to perform any act herein required to be performed by them, only if any such amendment, action or omission to act has received the written consent of the Company and the Holder. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. Any member of the Holder Affiliated Group may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the member granting such waiver in any other respect or at any other time.

(d)       Successors, Assigns and Transferees. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and assigns who agree in writing to be bound by the provisions of this Agreement. The rights of members of the Holder Affiliated Group hereunder may be assigned (but only with all related obligations set forth below, and provided that the rights of LOR, Inc. in its capacity as the Holder hereunder may not be assigned without the consent of the Company) in connection with a Transfer of Registrable Securities to a Permitted Transferee of such member. Without prejudice to any other or similar conditions imposed hereunder with respect to such assignment, no assignment permitted under the terms of this Section 9(d) will be effective unless and until the Holder has delivered to the Company written notice that such Permitted Transferee has become a member of the Holder Affiliated Group. A Permitted Transferee to whom rights are assigned pursuant to this Section 9(d) may not again assign those rights to any other Permitted Transferee other than as provided in this Section 9(d). The Company may not assign this Agreement without the prior written consent of the Holder; provided, however, that the Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company’s assets, or similar transaction, without the consent of the Holder so long as the successor or acquiring Person agrees in writing to assume all of the Company’s rights and obligations under this Agreement.

(e)       Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and e-mail transmission if confirmed by telephone or return e-mail (including automated return receipt) and shall be given:

If to the Company, to:

Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324
Attention: General Counsel
Email:

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: David S. Huntington
Email:

if to Holder, to:

LOR, Inc.

c/o RFA Management Company, LLC

1908 Cliff Valley Way NE

Atlanta, GA 30329

Attention: Callum C. Macgregor

Email:

with a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

Attention: Eric Orsic and Michael Sorrow

Email:

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other Parties.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:30 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

(f)       Further Assurances. At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

(g)       No Inconsistent Agreements. The Company shall not hereafter enter into any agreement (or amend, modify or supplement any existing agreement) with respect to its securities which is inconsistent with or violates the rights granted to the Holder Affiliated Group in this Agreement.

(h)       Entire Agreement; No Third Party Beneficiaries. This Agreement (i) constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes any prior discussions, correspondence, negotiation, proposed term sheet, agreement, understanding or agreement, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement and (ii) except as provided in Section 5 with respect to an Indemnified Party, is not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns), other than the members of the Holder Affiliated Group, any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

(i)       Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(i)       This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the laws of a different jurisdiction.

(ii)       Each party to this Agreement irrevocably submits to the jurisdiction of the United States District Court for the Northern District of Georgia or any court of the State of Georgia located in such district any suit, action or other proceeding arising out of or relating to this Agreement and hereby irrevocably agrees that all claims in respect of such suit, action or proceeding may be heard and determined in such court. Each party to this Agreement hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action or other proceeding. The parties further agree, to the extent permitted by law, that a final and unappealable judgment against any of them in any suit, action or other proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(iii)       EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(j)       Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(k)       Enforcement. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

(l)       Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

(m)       Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts (including via facsimile and electronic transmission), each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be duly executed on its behalf as of the date first written above.

ROLLINS, INC.

By:	/s/ Jerry E. Gahlhoff, Jr.
Name: Jerry E. Gahlhoff, Jr.
Title: Chief Executive Officer and President

LOR, INC.

By:	/s/ Wes Slagle
Name: Wes Slagle
Title: Vice President

[Signature Page to Registration Rights Agreement]

Exhibit A

Holder Affiliated Group

Name

Gary W. Rollins Voting Trust U/A dated September 14, 1994

R. Randall Rollins Voting Trust U/A dated August 25, 1994

LOR, Inc.

Gary W. Rollins

Rollins Holding Company, Inc.

Timothy C. Rollins

Amy R. Kreisler

Pamela R. Rollins

RCTLOR, LLC

RFA Management Company, LLC

The Margaret H. Rollins 2014 Trust

RFT Investment Company, LLC

2007 GWR Grandchildren’s Partnership